Mail Stop 4561

January 24, 2007

Dennis D. Powell
Senior Vice President and
Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

> **Re:** **Cisco Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **July 29, 2006**
> **Filed September 18, 2006**
> **File No. 000-18225**
> **Incoming Correspondence dated January 17, 2007**

Dear Mr. Powell:

After review of your correspondence we have the additional comments as noted below.

General

1. We note your response to prior comments two and three of our letter dated December 21, 2006. Please expand your qualitative materiality analysis to address the investor sentiment evidenced by the state initiatives identified in prior comment three. Please note, in this regard, that the fact that activities in or relating to terrorist-sponsoring states are conducted pursuant to appropriate government licenses does not necessarily eliminate reputational risk that may result from factors such as the investor sentiment evidenced by the state initiatives.

2. In your response to prior comments two and three, you describe actions the company would take in the event it determined that resellers have sold products to Syrian end users without proper export control authorization, or on the basis of false documentation. Please tell us whether the company is aware of any such occurrences and, if so, describe them. Please also expand your qualitative materiality analysis to address any such occurrences.

* * * * *

You may contact me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Barbara C. Jacobs
Assistant Director